Exhibit 99.2

TURBO ENERGY, S.A.

INSIDER TRADING POLICY

and Guidelines with Respect to

Certain Transactions in Company Securities

Adopted by the Board of Directors on November 22, 2023

In order to take an active role in the prevention of insider trading violations by its directors, officers and other employees, as well as by other related individuals, Turbo Energy, S.A., (the “Company”) has adopted the policies and procedures described in this Memorandum.

Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including ordinary shares, options for ordinary shares and any other securities the Company may issue from time to time, such as preferred shares, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. It applies to all directors, officers and all other employees of, or consultants or contractors to, the Company, as well as family members of such persons, and others, in each case where such persons have or may have access to Material Nonpublic Information (as defined below). This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Nonpublic Information from any Insider.

Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known. Any employee can be an Insider from time to time, and would be subject to this Policy.

Compliance Officer

The Company has appointed Natalia Sastre, as the Company’s Insider Trading Compliance Officer. Please contact nataliasastre@umbrellasolarinvestment.com with questions as to any of the matters discussed in this Policy.

Statement of Policy

General Policy

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the work-place and the misuse of Material Nonpublic Information in securities trading.

Specific Policies

1. Trading on Material Nonpublic Information. No director, officer or other employee of, or consultant or contractor to, the Company, and no member of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the open of business on the second full Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. As used herein, the term “Trading Day” shall mean a day on which national stock exchanges are open for trading. A Trading Day begins at the time trading begins on such day. This restriction on trading does not apply to transactions made under a trading plan that has been adopted pursuant to Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended, and that has been approved in writing by the Company (an “approved Rule 10b5-1 trading plan”).

2. Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

3. Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any director, officer or other employee receives any inquiry from outside the Company, such as a stock analyst, for information (particularly financial results and/or projections) that may be Material Nonpublic Information, the inquiry should be referred to the Company’s Insider Trading Compliance Officer, who is responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations.

4. Blackout Period. All Senior Executives and Designated Insiders (contact the Insider Trading Compliance Officer if you are unsure whether you fall into either of these categories) must refrain from engaging in transactions involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during the period in any fiscal quarter commencing three weeks prior to the end of the fiscal quarter and ending at the open of market on the third full Trading Day following the date of public disclosure of the financial results for the prior fiscal quarter or year (the “Blackout Period”).

5. Prohibition Against Margining and Hedging of Company Securities. No Senior Executive of the Company shall margin, or make any offer to margin, any of the Company’s securities as collateral to purchase the Company’s securities or the securities of any other issuer. Notwithstanding the previous sentence, this paragraph is not meant to, and shall not be construed so as to, affect the ability of any Senior Executive of the Company, from using his or her securities as collateral to securitize a bona fide loan.

In addition, certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow insiders to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow insiders to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, insiders may no longer have the same objectives as the Company’s other stockholders. Therefore, Senior Executives are prohibited from engaging in such transactions without prior approval. In addition, other transactions, such as participation in certain pooled investment partnerships, which reduce the risk of ownership of Turbo Energy’s ordinary shares, are also covered by this Policy.

6. Prohibition Against Short Sales. No Senior Executive or other employee of the Company shall, directly or indirectly, sell any equity security of the Company if the person selling the security or his principal (1) does not own the security sold, or (2) if owning the security, does not deliver it against such sale (a “short sale against the box”) within 20 days thereafter, or does not within five days after such sale deposit it in the mails or other usual channels of transportation. Generally, a short sale, as defined in this Policy, means any transaction whereby one may benefit from a decline in the Company’s stock price. While employees who are not executive officers or directors are not prohibited by law from engaging in short sales of the Company’s securities, the Company believes it is inappropriate for employees to engage in such transactions.

7. Prohibition Against Trading in Derivative Securities. No Senior Executive or other employee of the Company shall purchase or sell, or make any offer to purchase or offer to sell, derivative securities relating to the Company’s securities, whether or not issued by the Company, such as exchange traded options to purchase or sell the Company’s securities (so called “puts” and “calls”). This paragraph is not meant to, and shall not be construed as to, affect the ability of the Company to grant options to officers, directors and employees under employee benefit plans or agreements adopted by the Board of Directors or the ability of officers, directors and employees to exercise such options and sell the underlying ordinary shares, provided that any such sale is otherwise in accordance with this Policy.

8. Prohibition Against Internet Disclosure. It is inappropriate for any unauthorized person to disclose Company information on the Internet and more specifically in forums (chat rooms) where companies and their prospects are discussed. Examples of such forums include but are not limited to Yahoo! Finance, Seeking Alpha and Motley Fool. The posts in these forums are typically made by unsophisticated investors who are sometimes poorly informed, and generally are carelessly stated or, in some cases, malicious or manipulative and intended to benefit their own stock positions. Accordingly, no director, officer, employee, consultant or contractor or other party related to the Company may discuss the Company or Company-related information in such a forum regardless of the situation. Despite any inaccuracies that may exist (and often there are many), posts in these forums can result in the disclosure of material non- public information and may bring significant legal and financial risk to the Company and are therefore prohibited, without exception. Any post that is made by any person with access to Material Nonpublic Information, or information supplied by any such person for someone else to post, will be treated as a violation of this Policy.

Potential Criminal and Civil Liability and/or Disciplinary Action

1. Liability for Insider Trading. Pursuant to federal and state securities laws, Insiders may be subject to criminal and civil fines and penalties as well as imprisonment for engaging in transactions in the Company’s securities at a time when they have knowledge of Material Nonpublic Information regarding the Company.

2. Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.

3. Possible Disciplinary Actions. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

Trading Guidelines and Requirements

1. Recommended Trading Window. The “Trading Window” is that period of a fiscal quarter during which the Senior Executives and Designated Insiders of the Company are not precluded (assuming they do not possess Material Nonpublic Information) from trading in the Company’s securities as described in Paragraph 2 below.

The safest period for trading in the Company’s securities, assuming the absence of Material Nonpublic Information, is generally the first 20 days of the Trading Window. However, even during the Trading Window any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least one full Trading Day. This trading restriction does not apply to transactions made under an approved Rule 10b5-1 trading plan. Each person is individually responsible at all times for compliance with the prohibitions against insider trading.

2. Blackout Period and Trading Window. The Blackout Period is a particularly sensitive period of time for transactions in the Company’s stock from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that directors, officers and certain other employees will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter. All Senior Executives and Designated Insiders of the Company are prohibited from trading during the Blackout Period.

The prohibition against trading during the Blackout Period encompasses the fulfillment of “limit orders” by any broker for a Senior Executive or Designated Insider, and the brokers with whom any such limit order is placed must be so instructed at the time it is placed.

From time to time, the Company may also prohibit Senior Executives and other employees, consultants or contractors from trading in the Company’s securities because of developments known to such persons in the Company and not yet disclosed to the public. In this event, such persons may not engage in any transaction involving the purchase or sale of the Company’s securities during such period and should not disclose that fact to others.

Any employee or other person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least one full Trading Day, whether or not it is during the Trading Window or the Company has recommended suspension of trading to that person. This trading restriction does not apply to transactions made under an approved Rule 10b5-1 trading plan. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all Senior Executives, employees and other persons should use good judgment at all times.

3. Notification of Trades. Each Senior Executive and Designated Insider must notify the Company’s Insider Trading Compliance Officer following any trade in the Company’s securities during a Window Period by sending such officer a duly completed notification form as set forth as Schedule C. A Senior Executive or Designated Insider wishing to trade pursuant to an approved Rule 10b5-1 trading plan need not notify the Company’s Insider Trading Compliance Officer regarding each such trade; however, such person must obtain Company approval of the proposed Rule 10b5-1 trading plan before adopting it.

4. Individual Responsibility. Every person subject to this Policy has the individual responsibility to comply with this Policy against insider trading, and appropriate judgment should be exercised in connection with any trade in the Company’s securities. An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

Applicability of Policy to Inside Information Regarding Other Companies

This Policy and the restrictions and guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed for, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s business partners. All directors, officers and other employees should treat Material Nonpublic Information about the Company’s business partners with the same care required for information related directly to the Company.

Definition of Material Nonpublic Information

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities. In this regard, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information include:

Financial Related Events

●	Financial results

●	Projections of future earnings or losses

●	Stock splits

●	New equity or debt offerings

●	Impending bankruptcy or financial liquidity problems

●	Creation of a material direct or contingent financial obligation

Corporate Developments

●	Significant mining developments, including drilling results and permitting matters

●	Disposition or acquisition of significant assets, including mergers

●	Significant litigation exposure due to actual or threatened litigation

●	Major changes in senior management

●	Material agreement not in the ordinary course of business (or termination thereof)

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. Either positive or negative information may be material.

Certain Exceptions

For purposes of this Policy, the Company considers that the exercise of stock options for cash under the Company’s stock option plans or the purchase of shares under the Company’s employee stock purchase plan (but not the sale of any such shares) is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

Inquiries

Please direct your questions as to any of the matters discussed in this Policy to the Company’s Insider Trading Compliance Officer.

SENIOR EXECUTIVES

1.	Directors:

NAME	LASTNAME
Mariano	Soria Hernández
Emilio	Cañavate Martí
Monika	Mikac
Hector	Dominguis Pérez
Daniel	Green
Miguel	Valldecabres Polop
Enrique	Selva Bellvis

2.	Officers:

NAME	LASTNAME	POSITION
Manuel	Cerco D’Aversas	Chief Commercial Director
Angeles	Narbón Ramponi	Chief Operations Director
Pablo	De la Cuadra Ribes	Chief Developing Director
Ruben	Sousa Castañer	Chief Intelligence Director
Alejandro	Moragues Navarro	Chief Financial Director
Mariano	Soria Hernández	General Manager

DESIGNATED INSIDERS

Name	Position
Umbrella Solar Investment, S.A.	Controlling Shareholder – 90.09%

SCHEDULE C

SHARE TRADING NOTIFICATION DURING WINDOW PERIOD

To: Insider Trading Compliance Officer

From:

Relative or Company name:

Notification: I or my relatives / company * bought / sold / dealt *                                   (insert number and type of securities) in the Company, during the trading window between                                     and

*	Delete as appropriate

I hereby declare that this dealing was not a result of access to, or receipt of Material Nonpublic Information as described in the Company’s Insider Trading Policy.

Signed:                                     (applicant)

Date:

TURBO ENERGY, S.A.

Insider Trading Policy

Receipt and Acknowledgment

All employees, directors, officers of Turbo Energy, S.A. (“Turbo Energy”) and any outside third parties designated as Insiders are responsible for reading, understanding and following the guidelines outlined in Turbo Energy’s Insider Trading Policy. Please sign and return this page acknowledging receipt the Insider Trading Policy.

I acknowledge that I have received and will comply with the Turbo Energy’s Insider Trading Policy.

Signature:	Date:

Print Name: